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February 20, 2007

Mr. Brion R. Thompson

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ING Asia Pacific High Dividend Equity Income Fund
File Nos. 333-139981 and 811-22004

Dear Mr. Thompson:

Enclosed for filing on behalf of ING Asia Pacific High Dividend Equity Income Fund, a newly organized, non-diversified closed-end management investment company (“Fund” or “Registrant”), is one copy of Pre-Effective Amendment No. 1 to the Fund’s registration statement under the Securities Act of 1933, as amended (“Securities Act”) and Amendment No. 1 to the Fund’s registration statement under the Investment Company Act of 1940, as amended (“1940 Act”) on Form N-2 (the “Registration Statement”), in electronic format.

Set forth below are the Fund’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) by letter dated February 9, 2007 (“Comment Letter”). To assist in your review of these revisions, a marked copy of the prospectus (“Prospectus”) and statement of additional information (“SAI”) contained in the Registration Statement will be delivered to you via courier. Unless stated otherwise, our references to page numbers relate to the enclosed marked copy of the Prospectus.

Set forth below in italics are the comments received in the Comment Letter concerning the Registration Statement as initially filed on January 12, 2007 (“Initial Filing”). Set forth below is each Staff comment and the Registrant’s response to each of those comments. Page references are to the Registration Statement. Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

Prospectus

Cover Page

1.	The term “dividend” in the fund’s name appears to indicate a type security for purposes of determining the fund’s compliance with Rule 35d-1 under the Investment Company Act of 1940. Please explain to us why the fund is not required to invest at least 80% of its assets in dividend producing equity securities.

Response: The disclosure has been revised to state that the Fund will seek to achieve its investment objective by investing at least 80% of its managed assets in dividend producing equity securities of Asia Pacific Companies or derivatives linked to equity securities of Asia Pacific Companies.

2.	Disclosure in the first paragraph describes the fund’s investment objective as “total return through a combination of current income, capital gains and capital appreciation.” We consider the term “equity income” in the fund’s name to suggest that the fund will focus its investment in equities and will have an investment objective or strategy of achieving current income. See Frequently Asked Questions about Rule 35d-1 (www.sec.gov/divisions/investment/guidance). Please revise the fund’s investment objective to seek current income.

Response: On February 15, 2007 a correspondence was filed via EDGAR concerning the Fund’s response to Comment #2. Pursuant to a telephone conversation with Michael Pawluk of Sutherland Asbill & Brennan LLP on that same day, you stated that after further consideration Comment #2 has been withdrawn by the Staff.

3.	Disclosure in the first paragraph defines “Asia Pacific Companies” as companies that are listed and traded on Asia Pacific exchanges. Please revise the disclosure to clarify that Asian Pacific Companies are defined as companies that are listed and traded principally on Asia pacific exchanges. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at footnotes 24-25 and related text.

Response: The requested disclosure has been revised to clarify that, as defined, Asia Pacific Companies are companies that are listed and traded principally on Asia Pacific exchanges.

Equity Risk, page 18

4.	Disclosure earlier on the cover page states that the fund will invest in securities of a broad range of capitalizations, including “small capitalization” securities. Please add disclosure of the risks associated with investing in small- and mid-cap securities.

Response: The disclosure relating to “Risks” has been updated to add the requested disclosure of the risks associated with investing in small- and mid-capitalization securities.

Depositary Receipts Risk, Securities Lending Risk, page 21

5.	Each of the risks referenced above is disclosed in this section as a principal risk of investing in the fund, but there is no discussion of the related investment strategies in the principal strategy section of the prospectus. Please add disclosure to the principal strategy section describing the strategies the fund will employ in its investments in depositary receipts and its securities lending activities.

Response: In the disclosure relating to the types of equity securities the Fund may hold on page 1, depositary receipts are listed as a form of equity securities that the Fund may invest in and it is the Fund’s position that the relevant risk disclosure is properly listed as a principal risk. The requested disclosure relating to the Fund’s securities lending activities has been added.

Summary of Fund Expenses, page 23

6.	Disclosure in the various parts of the prospectus states that the fund will invest in ETFs which are a type of investment company under the Investment Company Act. Please add a subcaption to the “Annual Expenses” portion of the table directly above the subcaption titled “Total Annual Expenses.” Title the additional subcaption: “Acquired Fund Fees and Expenses.” Disclose in the new subcaption an estimate of the fees and expenses that the fund expects to incur indirectly through its investment in the ETFs or any other types investment companies. Also, add a footnote to the table disclosing that the ETF fees and expenses are based on estimated amounts for the current fiscal year. See Instruction 10. to Item 3.1 of Form N-2.

Response: Pursuant to Instruction 10, to Item 3.1 of Form N-2, the Fund has revised the “Annual Expenses” portion of the “Summary of Fund Expenses” table to include the required subcaption titled “Acquired Fund Fees and Expenses,” and has provided the applicable information thereto. The table has also been revised to add the required footnote disclosing that the ETF fees and expenses are based on estimated amounts for the current fiscal year.

7.	Please clarify the language in footnote (1). For example, does the sentence intend to state that the agreement of ING Investments in footnote (1) is to pay all organizational expenses of the fund and, separately, to pay the fund’s offering costs (other than the sales load) that exceed $0.05 per common share? We may have additional comments based upon your response. Also, please add to footnote (1) an estimate of the following:

•	the size of the offering in dollars and shares;
•	total offering costs in dollars and costs per share;
•	costs expected to be paid by the Manager in dollars and costs per share; and
•	costs expected to be paid by the fund in dollars and costs per share.

Response: The disclosure has been updated to clarify that ING Investments will pay all organizational expenses and offering costs that, in the aggregate, exceed $0.05 per common share. In addition, footnote (1) has been revised to add the requested information.

Investment Advisers, page 43

8.	Disclosure states that ING Investments will receive an annual fee based upon a percentage of the fund’s average daily “total managed assets.” Please explain to us how the fund’s proposed options and other derivative transactions will be valued for purposes of computing ING Investments’ fee.

Response: As disclosed on page 43, ING Investments will receive an annual fee, payable monthly, in an amount equal to 1.15% of the Fund’s average daily gross asset value, minus the sum of the Fund’s accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares) (“managed assets”). Option contracts written (sold) by the Fund are recorded as liabilities, while option contracts purchased by the Fund are recorded as assets. As the net aggregate value of the option contracts written by the Fund increases, the liability related to those contracts increases, thereby reducing the managed assets of the Fund and decreasing the management fee payable to the Adviser. Conversely, as the net aggregate value of the option contracts purchased by the Fund increases, the assets related to those contracts increases, thereby increasing the managed assets of the Fund and increasing the management fee payable to the Adviser.

Pursuant to the Fund’s valuation procedures, as discussed under “Valuation of Fund Assets” on page 52, options that are traded over-the-counter will be valued using one of three methods: (1) dealer quotes, (2) industry models with objective inputs, or (3) by using a benchmark arrived at by comparing prior-day dealer quotes with the corresponding change in the underlying security or index. Exchange traded options will be valued using the last reported sale. If no last sale is reported, exchange traded options will be valued using an industry accepted model such as “Black Scholes.” Options on currencies purchased by the Fund are valued at their last bid price in the case of listed options or at the average of the last bid prices obtained from dealers in the case of over-the-counter options.

9.	Please inform us whether the Sub-Adviser, or the Option Sub-Adviser, has a substantial portion of its assets located outside the United States. If either Sub-Adviser or Option Sub-Adviser has a substantial portion of its assets outside the U.S., please provide the disclosure required by Item 9.2 of Form N-2.

Response: The necessary disclosure required by Item 9.2 of Form N-2 has been provided.

Investment Management Team

Sub-Adviser, page 44

10.	Please revise the disclosure to describe briefly the roles of each member of the Sub-Adviser’s investment team who is responsible for the day to day management of the fund, including any limitations on such roles. See Instruction to Item 9.1.c of Form N-2.

Response: The Fund has updated the disclosure relating to the responsibilities of each investment team member of the Sub-Adviser in the day-to-day management of the Fund.

11.	Please clarify the business experience of Nicholas Toovey, Bratin Sanyal and Barbara Chan for the last five years using specific dates and places of employment. See Item 9.1.c of Form N-2.

Response: The Fund has revised the disclosure relating to Nicholas Toovey, Bratin Sanyal and Barbara Chan with all the information currently available. The Fund will continue to revise the disclosure as information becomes available.

Option Sub-Adviser, page 45

12.	Please provide the same information requested by Comment 10 with respect to the roles of each member of the Option Sub-Adviser’s investment team.

Response: The Fund has updated the disclosure relating to the responsibilities of each investment team member of the Option Sub-Adviser with respect to the management of the Fund.

13.	Please provide the same information requested by Comment 11 with respect to the business experience of Frank van Etten and Willem van Dommelen.

Response: The Fund has not revised the disclosure relating to Frank van Etten or Willem van Dommelen as it believes that the current disclosure properly reflects their business experience during the last five years.

General Comments

14.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Fund has made the conforming changes.

15.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Fund looks forward to working with the Staff to resolve any issues that may be raised in subsequent filings or with any additional information provided to the Commission.

16.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund does intend to omit certain information in reliance on Rule 430A under the Securities Act including information relating to the public offering price, underwriting syndicate (including any material relationships between the Fund and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

17.	Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund has not submitted an exemptive application or no-action request in connection with the Registration Statement. The Fund may, however, seek to file or rely upon an exemptive application with the Commission seeking an order under the 1940 Act to permit the Fund to include realized long-term capital gains as a part of its regular distributions to Common Shareholders more frequently than would otherwise be permitted by the 1940 Act (generally once per taxable year).

18.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Fund will respond to the Comment Letter received from the Staff by filing a pre-effective amendment.

19.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund acknowledges the Staff’s comment.

*    *    *

The Registrant is grateful to the Staff for its prompt review of the Initial Filing and its comments regarding the Initial Filing. If we can provide you with any additional information or you have any additional comments or questions regarding the Registration Statement or this letter, please do not hesitate to contact the undersigned at (480) 477-2665.

Sincerely,

/s/ ROBIN R. NESBITT
Robin R. Nesbitt Counsel

cc:	Huey P. Falgout, Jr., Esq.
Paul A. Caldarelli, Esq.
Steven B. Boehm, Esq.